Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

MEDLEY
CAPITAL CORPORATION

Announced Merger Plan Determined by the Special Committee and Board to be in the Best Interests of MCC Shareholders

February 2019

Important Notices

This presentation contains "forward-looking" statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra Income Corporation ("Sierra"), Medley Capital Corporation ("MCC") and Medley Management Inc. ("MDLY") may make related oral forward-looking statements on or following the date hereof. Statements that include the words "should," "would," "expect," "intend," "plan," "believe," "project," "anticipate," "seek," "will," and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide sustainable and increased profits, greater likelihood of dividend growth, lower cost of capital and improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra's, MCC's and MDLY's filings with the Securities and Exchange Commission (the "SEC"), and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties' ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra's ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of MCC's or MDLY's common stock. There can be no assurance of the level of any distributions to be paid, if any, following the consummation of the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Joint Proxy Statement/Prospectus (as defined below) relating to the proposed transactions, and in the "Risk Factors" sections of each of Sierra's, MCC's and MDLY's most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this presentation represent Sierra's, MCC's and MDLY's views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra's, MCC's or MDLY's views as of any date subsequent to the date of this material.

Important Notices

Important Information and Where to Find It

In connection with the proposed transactions, Sierra has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of Sierra, MCC, and MDLY and, with respect to Sierra, constitutes a prospectus (collectively, the "Joint Proxy Statement/Prospectus") of Sierra, MCC, and MDLY. The Joint Proxy Statement/Prospectus, as applicable, was mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC's web site at www.sec.gov and from Sierra's website (www.sierraincomecorp.com), MCC's website (www.medleycapitalcorp.com), or MDLY's website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley's Investor Relations contact, at 212-759-0777.

Participants in the Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Sierra, MCC, and MDLY stockholders in connection with the proposed transactions is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Announced Merger Plan Determined by the Special Committee and the Board of Directors to be in the Best Interests of Medley Capital Corporation ("MCC") Shareholders

MEDLEY
CAPITAL CORPORATION
+
SIERRA
INCOME CORPORATION
+
MEDLEY

1 **ACCRETION** – Combined Company[1] expected to result in significant accretion to net investment income ("NII") for current MCC shareholders

- Approximately 30% accretive[2] to 2019E NII per share to MCC shareholders (19% assuming flat MDLY earnings)

2 **INCREASED DISTRIBUTIONS[3]** – Combined Company distributions expected to be $0.13 per share versus current $0.05 cents per share for current MCC shareholders

- Stronger distribution paying capacity as the Combined Company versus MCC standalone

3 **STRONGER BALANCE SHEET** – Combined Company expected to have a stronger and more diversified balance sheet with potential access to better financing costs over time

- Pro forma for the merger, non-accrual loans decline from 7.3% to 5.3% and regulatory leverage declines from 0.89x to 0.66x[4]

4 **ENHANCED LIQUIDITY** – Combined Company expected to trade on NYSE and larger size brings potential for substantially better liquidity for shareholders

- Substantially larger equity capital base ($1.1 billion of NAV) and ~92% of shares in free float pro forma as of September 30th, 2018

5 **PREMIUM VALUATION / INTERNALIZATION** – Combined Company provides potential to trade at a premium valuation

- Internally managed BDCs have traded at a premium price to NAV multiple of ~60% versus externally managed BDCs[5]
- Provides the potential for growth in NII and NAV over time

Source: Management, Joint Proxy Statement/Prospectus, MDLY 10-Q

1. The Combined Company refers to Sierra, as the surviving entity following the consummation of the proposed merger of Sierra, MCC, and MDLY, pursuant to certain Agreement and Plan of Merger, dated as of August 9, 2018, by and between the Company and that certain Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Sierra, and Sierra Management, Inc.
2. 2019E NII per share accretion assumes projected MDLY earnings. Merger is expected to result in an estimated 18.5% accretion of NII per share for MCC shareholders assuming flat MDLY earnings.
3. As disclosed in MCC's Proxy Statement, Sierra expects the Combined Company's distribution for the first twelve months following the closing of the Mergers will be $0.055 per share per month, which will consist of a regular base distribution per share of $0.045 and a supplementary distribution per share of $0.010. However, the Combined Company's board of directors, in its sole discretion, will determine the amount of cash to be distributed to the Combined Company's stockholders based on various factors including, but not limited to, its results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures and any stock repurchase program. Consequently, the Combined Company's distribution levels may not be as disclosed and may fluctuate based on most recently available information contained in the proxy statement.
4. Portfolio data as of September 30, 2018 based on fair market value. Numbers may not foot due to rounding. Past performance is not indicative of future results. Regulatory Leverage as calculated according to the Investment Company Act. Reflects adjustment to account for TRS debt included in regulatory leverage calculation at Sierra and SBIC debt excluded from regulatory leverage calculation at MCC.
5. Historical trading of internally managed BDCs is not necessarily indicative of how the Combined Company will trade. There can be no assurances as to how the Combined Company common stock will trade in comparison to its NAV. Externally managed BDCs include BKCC, CPTA, FDUS, GAIN, MRCC, OCSI, SUNS, TCRD, TPVG (defined as externally-managed BDCs in the Wells Fargo BDC Index with $500 million–1 billion in total assets); Internally managed BDCs include MAIN, HTGC (defined as internally-managed BDCs in the Wells Fargo BDC Index with more than $1 billion in assets).

Timeline of NexPoint's Proposal and Responses

The MCC Board and MCC Special Committee carefully reviewed the NexPoint Proposals and responded promptly.

24-Jan-2019: NexPoint sent the Special Committee of the Board of Directors of MCC an unsolicited letter in which it proposed to become MCC's external asset manager

24-Jan-2019 to 31-Jan-2019: MCC's Special Committee, comprised entirely of independent directors, reviewed the letter with the assistance of its independent financial and legal advisors, Sandler O'Neill & Partners, L.P. and Kramer Levin Naftalis & Frankel LLP, respectively

31-Jan-2019: MCC's Board, based on the unanimous recommendation of the Special Committee, unanimously determined that it is in the best interests of MCC and its shareholders to decline to pursue NexPoint's first proposal

31-Jan-2019: NexPoint sent the Special Committees of the Boards of Directors of MCC and Sierra Income Corporation ("Sierra") a second letter proposing that Sierra and MCC merge and NexPoint become the external asset manager of the combined entity

31-Jan-2019 to 5-Feb-2019: MCC's Special Committee, comprised entirely of independent directors, independently reviewed the second letter with the assistance of their respective independent financial and legal advisors

31-Jan-2019 to 5-Feb-2019: Sierra's Special Committee independently reviewed the second letter with the assistance of its independent financial and legal advisors

02-Feb-2019: MCC issued a press release announcing, on the unanimous recommendation of the its Special Committee, the Board unanimously and independently determined to decline to pursue the first proposal put forth by NexPoint

05-Feb-2019: MCC's Board, based on the unanimous recommendation of its Special Committee, unanimously and independently determined that it was in the best interests of MCC's shareholders to decline to pursue NexPoint's second proposal

05-Feb-2019: Sierra's Board, based on the unanimous recommendation of its Special Committee, unanimously and independently determined that it was in the best interests of Sierra's respective shareholders to decline to pursue NexPoint's second proposal

06-Feb-2019: MCC and Sierra issued a joint press release announcing that their respective Board of Directors unanimously and independently determined to decline to pursue NexPoint's second proposal

NexPoint's Proposal is Misleading and Inaccurate

Each component of NexPoint's claim that its proposal provides ~$225 million of net value is MISLEADING and INACCURATE

Claim	Evaluation	Explanation
$125 million "value transfer" to MDLY	MISLEADING AND INACCURATE	- This $125 million is consideration for all of MDLY's asset management platform, which has ~$4.8 billion of AUM as of Sept. 30, 2018 - The calculation of value of MDLY's asset management business purchase price as of Sept. 30, 2018 was determined to be in excess of this amount, as described in our proxy statement[1] - As a wholly owned subsidiary, on a pro forma basis, MDLY is expected to contribute meaningful annual dividends to the Combined Company, as described in our proxy statement,[2] which would be lost under the NexPoint Proposal
$50 million of share purchases	MISLEADING AND INACCURATE	- NexPoint buying shares at market for its own benefit provides **$0 value to remaining shareholders** - Furthermore, NexPoint suggests a significant portion of these share purchases would be made over time using fees paid to it by the Company
$27 million of cost "savings"	MISLEADING AND INACCURATE	- NexPoint does not specify the incentive fee they will charge - Assuming a market-based incentive fee, there could be significant additional expenses borne by shareholders under the NexPoint Proposal
$25 million cash injection	MISLEADING AND INACCURATE	- Significantly **LESS** than the estimated value of the Tax Receivable Agreement, set forth in 3rd party indications of interest, that MDLY is contributing[3]

Source: Management, Joint Proxy Statement/Prospectus, MDLY 10-Q

1. Page 355 of the Joint Proxy Statement/Prospectus.
2. Page 136 of the Joint Proxy Statement/Prospectus.
3. Based on the indications of interest as disclosed in the supplemental proxy in MCC's Form 8-K disclosure filed on February 5, 2019.